

Mail Stop 3628

November 6, 2019

Charles Y. Lee
President and Chief Executive Officer
Credit Suisse Commercial Mortgage Securities Corp.
11 Madison Avenue
New York, New York 10010

>   **Re: CSAIL 2017-CX10 Commercial Mortgage Trust**
>   **Form 10-K for Fiscal Year Ended December 31, 2018**
>   **Filed March 22, 2019**
>   **File No. 333-207361-07**

Dear Mr. Lee:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Katherine Hsu
>
>   Katherine Hsu
>   Office Chief
>   Office of Structured Finance

cc: Robert Kim, Esq., Cadwalader, Wickersham & Taft LLP

       Kahn Hobbs, Esq., Cadwalader, Wickersham & Taft LLP